SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

UNITED COMMUNITY BANCORP
_______________________________________________________
(Name of Issuer)

Common Stock, $1.00 par value
_______________________________________________________
(Title of Class of Securities)

00014910M1
______________________________________________________
(CUSIP Number)

December 31, 2001
_______________________________________________________
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                                                                                  Page 1 of 4

CUSIP No. 00014910M1

1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons:
First Charter Corporation - 56-1355866 2) Check the Appropriate Box if a Member of a Group: (a) [ ]
(b) [ ]

3) SEC Use Only:

4) Citizenship or Place of Organization:

North Carolina Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:                          147,411

(6) Shared Voting Power:                               0

(7) Sole Dispositive Power                  147,411

(8) Shared Dispositive Power:                       0

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
147,411

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

N/A 11) Percent of Class Represented by Amount in Row 9:
                                                     5.3% 12) Type of Reporting Person (See Instructions):

                                                                     CO

                                                                   Page 2 of 4

SCHEDULE 13G

Item 1(a):    Name of Issuer: United Community Bancorp

Item 1(b):    Address of Issuer's Principal Executive Offices:

1039 Second Street, NE
Hickory, North Carolina 28601-3843
Item 2(a):    Name of Person Filing: First Charter Corporation

Item 2(b):    Address of Principal Business Office or, if none, Residence:

10200 David Taylor Drive
Charlotte, North Carolina 28262-2373
Item 2(c):    Citizenship: First Charter Corporation is a bank holding company organized under the laws of the State of North Carolina

Item 2(d):    Title of Class of Securities:    Common Stock, $1.00 par value

Item 2(e):    CUSIP Number: 00014910M1

Item 3:    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-
          1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-
           1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance
           Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company At of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

                                                                                                 Page 3 of 4

Item 4:    Ownership:

(a) Amount beneficially owned: 147,411

(b) Percent of Class: 5.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 147,411
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 147,411
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5:      Ownership of Five Percent or Less of a Class: N/A

Item 6:    Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7:    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                By the Parent Holding Company:                        N/A

Item 8:    Identification and Classification of Members of the Group: N/A

Item 9:    Notice of Dissolution of Group: N/A

Item 10:    Certification: By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2002                                                                      FIRST CHARTER CORPORATION

By: /s/ ROBERT O. BRATTON
Robert O. Bratton
Chief Financial Officer